UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Marrone Bio Innovations, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

57165B106

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a. ☐ Rule 13d-1(b)

b. ☐ Rule 13d-1(c)

c. ☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57165B106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stuart Mill Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,347,317
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,347,317
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,347,317 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.51% (see Item 4)
12.	Type of Reporting Person (See Instructions) OO

Page 2 of 7 Pages

CUSIP No. 57165B106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stuart Mill Venture Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,347,317
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,347,317
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,347,317 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.51% (see Item 4)
12.	Type of Reporting Person (See Instructions) PN

Page 3 of 7 Pages

Item 1.

(a) Name of Issuer

Marrone Bio Innovations, Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices

1540 Drew Avenue,
Davis, California 95618

Item 2.

(a) Name of Person Filing

(b) Address of Principal Business Office or, if none, Residence

(c) Citizenship

This Schedule 13G is being filed on behalf of (i) Stuart Mill Partners, LLC, a Delaware limited liability company (“Stuart Mill”) and (ii) Stuart Mill Venture Partners, L.P., a Delaware limited partnership (“SMVP,” together with Stuart Mill, the “Reporting Persons”).

Stuart Mill is the general partner of SMVP. As a result, Stuart Mill may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities of the Issuer held by SMVP.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of each of the Reporting Persons is 252 North Washington Street, Falls Church, VA 22046.

(d) Title of Class of Securities

Common stock, $0.00001 par value per share, of the Issuer (the “Common Stock”).

(e) CUSIP Number

57165B106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J); and

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________.

Page 4 of 7 Pages

Item 4.	Ownership.

(a) and (b):

On December 31, 2015, each of the Reporting Persons may be deemed to have beneficial ownership of 1,347,317 shares of Common Stock, which consists of (i) 1,338,388 shares of Common Stock and (ii) 8,929 shares of Common Stock issuable upon exercise of a warrant (the “Warrant”), in each case of clauses (i) and (ii) above, held by SMVP, and all such shares of Common Stock represent beneficial ownership of approximately 5.51% of the Common Stock, based on (1) 24,464,582 shares of Common Stock issued and outstanding as of November 9, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, plus (2) 8,929 shares of Common Stock issuable upon exercise of the Warrant.

(c) Number of shares as to which each Reporting Person has:

(i) Sole power to vote or to direct the vote: 0.

(ii) Shared power to vote or to direct the vote: 1,347,317.1

(iii) Sole power to dispose or to direct the disposition of 0.

(iv) Shared power to dispose or to direct the disposition of 1,347,317.1

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

1 The Reporting Persons also hereby report the following historical information related to their beneficial ownership of shares of the Issuer:

Number and Percentage of Shares Beneficially Owned	Date
1,347,317/6.87%	December 31, 2013

Page 5 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016

STUART MILL VENTURE PARTNERS, L.P.

By:	Stuart Mill Partners, LLC
Its:	General Partner

By:	/s/ Lawrence Hough
Lawrence Hough, Managing Director

STUART MILL PARTNERS, LLC

By:	/s/ Lawrence Hough
Lawrence Hough, Managing Director

Page 6 of 7 Pages

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement, dated as of February 16, 2016

Page 7 of 7 Pages